Exhibit 99.1

Collective Mining Intersects Broad Zones of Shallow Mineralization Within Areas Modeled as Waste in the Apollo Mineral Resource Open Pit Shell Including, 135.15m @ 2.12 g/t AuEq from 21.30m

•	Six diamond drill holes across three drill pads were designed to test the Shallow Halo Zone ("SHZ") for mineralization in areas previously undrilled and defined as waste in the Mineral Resource open pit shell announced on September 8, 2026. The SHZ forms an enveloping area of rock that has potential to host mineralization surrounding the main breccia body at Apollo, all of which locate within the designed open pit shell.
•	Encouragingly, all six holes have intercepted shallow, broad zones of predominately oxidized precious metal rich mineralization above the Open Pit Mineral Resource cutoff grade (0.3 g/t AuEq) including:
•	135.15m @ 2.12 g/t AuEq from 21.30m (APC-182, Opad6 in the north)
•	163.95m @ 0.47 g/t AuEq from 8.60m (APC-177, Pad38 in the SE)
•	107.45m @ 0.48 g/t AuEq from 46.90m (APC-176, Pad38 in the SE)
•	The majority of the SHZ remains untested by drilling: Approximately 20 percent of the SHZ within the boundaries of the Mineral Resource open pit shell has been drill tested to date, leaving approximately 80 percent untested. Three rigs are dedicated to evaluating this remaining exploration potential. Surface mapping and sampling indicates that the SHZ extends beyond the boundaries of the Mineral Resource open pit shell.
•	Potential to convert modeled waste into Mineral Resources: The reported intercepts from all six SHZ holes lie within the maiden Mineral Resource open pit outline, in previously undrilled areas treated as waste in the 3.4:1 modeled strip ratio. The results support the potential to add resources within the existing open pit outline and reduce the strip ratio in future mineral resource updates.

MIAMI, Sept. 15, 2026 /CNW/ - Collective Mining Ltd. (NASDAQ: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assays results for thirteen diamond drill holes targeting the Apollo Deposit ("Apollo") from its 2026 drilling program at the Guayabales Project. Six diamond drill holes tested the Shallow Halo Zone ("SHZ"), six holes tested various gaps in the Mineral Resource block model within the top 1,100 meters of the Apollo Deposit and one directional mother hole tested both concepts.

The results announced today follow the Company's September 8, 2026 announcement of the maiden Mineral Resource for Apollo and provide additional drilling information from one of the key areas identified for potential future Mineral Resource growth, namely the SHZ.

Ari Sussman, Executive Chairman commented: "These results highlight an exciting opportunity to build on Apollo's maiden Mineral Resource by identifying broad zones of shallow mineralization in areas currently modeled as waste in the recently announced Mineral Resource. The Shallow Halo Zone offers two potential benefits: adding resource ounces within the existing pit shell and reducing the modeled 3.4:1 strip ratio in a future mineral resource update. It is one of three key growth pillars at Apollo, alongside the Northern Breccia Extension in the underground area above the Ramp Zone, and the Ramp Zone itself. With only approximately 20 percent of the interpreted Shallow Halo Zone tested to date, three rigs are currently dedicated to testing the remaining 80 percent. We are only beginning to evaluate the potential of this important growth driver at Apollo.

Across Apollo, we have drilled 42,000 meters since the Mineral Resource drilling cutoff date and are awaiting a substantial backlog of assays. We expect these pending results to demonstrate further growth potential beyond the maiden Mineral Resource."

A video of Ari Sussman, Executive Chairman, explaining today's results is available here: https://youtu.be/QtgzrFP7rbQ

To date, Collective has received assays for 193,500 meters of diamond drilling across the Guayabales and San Antonio projects, including results for 129,500 meters at the flagship Apollo deposit, which anchors the Guayabales Project.

With US$93.7 million in cash (as of June 30, 2026), the Company is fully funded for its planned 2026 program, which envisions up to 90,000 meters of drilling. The Company presently has 13 diamond drill rigs operating across the Guayabales Project.

Details (See Table 1 and Figure 1-2)

Six diamond drill holes completed from OPad6, Pad40 and Pad38 tested Apollo's SHZ, an interpreted 2.4-kilometer-long, 200-meter-wide, precious metal-dominant target surrounding the Apollo Breccia body. The SHZ is distinct from the outcropping Apollo Breccia, which hosts high-grade gold, silver, copper and tungsten mineralization.

The SHZ extends from surface to approximately 150 meters below surface and hosts mineralization in oxide, partially oxidized (transition) and primary rock. Fully oxidized rock extends from surface to a maximum depth of 45 meters, followed by a partially oxidized transition zone that reaches depths of up to 100 meters. Primary, unweathered rock dominates below the transition zone. Mineralization within the SHZ is interpreted to be intrusion-related and is characterized by disseminated sulfosalts and carbonate-base metal veins.

Drilling from three pads intersected shallow mineralization across the northern, western and southeastern portions of the SHZ. Results include a broad, silver-rich interval in APC-182, while drilling from Pad40 and Pad38 supports the potential for mineralization over a wider area. All interval starting depths reported below are down hole.

Northern SHZ - OPad6

Drill holes APC-182 and APC-179, drilled east and south from OPad6, respectively, intersected mineralization in oxide, transition and primary rock. APC-182 returned the strongest result, including 61.05 meters at 3.65 g/t AuEq containing 162 g/t silver within the transition zone. Individual core samples from the northern drilling returned values of up to 997 g/t silver and 0.54% copper. Highlights include:

•	APC-182: 135.15 meters at 2.12 g/t AuEq (0.28 g/t gold, 90 g/t silver and 0.10% copper) from 21.30 meters, including 61.05 meters at 3.65 g/t AuEq (0.36 g/t gold, 162 g/t silver and 0.13% copper) from 70.35 meters in the transition zone.
•	APC-179: 80.20 meters at 0.73 g/t AuEq (0.36 g/t gold and 19 g/t silver) from 13.60 meters, including 41.20 meters at 0.83 g/t AuEq (0.38 g/t gold and 23 g/t silver) from 52.60 meters in the transition zone.

Western SHZ - Pad40

APC-178, drilled from Pad40 approximately 255 meters west of OPad6, intersected mineralization in oxide, transition and primary rock. Results include 15.50 meters at 0.79 g/t AuEq (0.61 g/t gold and 9 g/t silver) from 101.90 meters and a broader primary interval of 116.55 meters at 0.34 g/t AuEq (0.21 g/t gold and 7 g/t silver) from 205.00 meters.

Southeastern SHZ - Pad38

Three holes drilled from Pad38, approximately 550 meters south of OPad6 and adjacent to the southeastern portion of the Apollo Breccia, intersected broad zones of shallow mineralization. Highlights include:

•	APC-175: 64.85 meters at 0.61 g/t AuEq (0.42 g/t gold and 10 g/t silver) from 49.10 meters, including 46.00 meters at 0.64 g/t AuEq (0.43 g/t gold and 11 g/t silver) from 67.95 meters in the transition zone.
•	APC-176: 107.45 meters at 0.48 g/t AuEq (0.30 g/t gold and 9 g/t silver) from 46.90 meters.
•	APC-177: 163.95 meters at 0.47 g/t AuEq (0.34 g/t gold and 7 g/t silver) from 8.60 meters, including 53.00 meters at 0.80 g/t AuEq (0.57 g/t gold and 12 g/t silver) from 54.60 meters in the transition zone.

Approximately 20 percent of the interpreted SHZ has been drill tested to date, leaving approximately 80 percent untested. Three rigs are dedicated to evaluating this remaining exploration potential.

Potential to Expand the SHZ Beyond the Mineral Resource Open Pit Shell

Mother hole APC-164D intersected 52.10 meters at 0.33 g/t AuEq (0.16 g/t gold and 9 g/t silver) from 88.20 meters in transition rock, approximately 120 meters northeast of the Mineral Resource open pit outline. The interval exhibits mineralization similar to that encountered in the SHZ, supporting the potential for the zone to extend beyond the existing pit shell and highlighting an additional target for follow-up drilling.

Table 1. Apollo Shallow Halo Zone and Northeast Extension Drill Results

Drill hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	AuEq (g/t)*	Weathering zone
OPad6 - Northern SHZ
APC-182	21.30	156.45	135.15	0.28	90	0.10	2.12	Multiple
Including	21.30	70.35	49.05	0.15	24	-	0.62	Oxide
Including	70.35	131.40	61.05	0.36	162	0.13	3.65	Transition
Including	131.40	156.45	25.05	0.30	39	0.14	1.21	Primary
APC-179	13.60	93.80	80.20	0.36	19	-	0.73	Multiple
Including	13.60	52.60	39.00	0.33	15	0.04	0.65	Oxide
Including	52.60	93.80	41.20	0.38	23	-	0.83	Transition
APC-179	122.75	134.30	11.55	0.39	7	-	0.53	Primary
APC-179	145.80	169.85	24.05	0.22	7	0.04	0.40	Primary
Pad40 - Western SHZ
APC-178	0.00	38.50	38.50	0.18	4	-	0.27	Multiple
Including	0.00	26.70	26.70	0.20	5	-	0.30	Oxide
Including	26.70	38.50	11.80	0.14	4	-	0.21	Transition
APC-178	53.20	66.35	13.15	0.13	3	-	0.18	Primary
APC-178	101.90	117.40	15.50	0.61	9	-	0.79	Primary
APC-178	205.00	321.55	116.55	0.21	7	-	0.34	Primary
Pad38 - Southeastern SHZ
APC-175	49.10	113.95	64.85	0.42	10	-	0.61	Multiple
Including	49.10	67.95	18.85	0.39	8	-	0.54	Oxide
Including	67.95	113.95	46.00	0.43	11	-	0.64	Transition
APC-175	130.45	246.60	116.15	0.09	3	-	0.15	Primary
APC-176	46.90	154.35	107.45	0.30	9	-	0.48	Multiple
Including	46.90	62.70	15.80	0.52	12	-	0.76	Oxide
Including	65.05	125.55	60.50	0.27	10	-	0.47	Transition
Including	148.75	154.35	5.60	1.28	10	-	1.49	Primary
APC-177	8.60	172.55	163.95	0.34	7	-	0.47	Multiple
Including	8.60	54.60	46.00	0.25	6	-	0.37	Oxide
Including	54.60	107.60	53.00	0.57	12	-	0.80	Transition
Including	153.25	168.40	15.15	0.73	3	-	0.80	Primary
120 Meters Northeast of the Mineral Resource pit shell
APC-164D	88.20	140.30	52.10	0.16	9	-	0.33	Transition

Notes

1. Intervals are down hole lengths. Estimated true widths range from 60% to 100% of reported intervals. Grades are uncut.
2. Included intervals fall within the preceding overall interval and do not necessarily represent its entire length. "Multiple" denotes an interval spanning more than one weathering zone.
3. *AuEq (g/t) = [(Au × 0.95) + (Ag × 0.020 × 0.92) + (Cu × 1.20 × 0.85)] ÷ 0.95, where Au and Ag are expressed in g/t and Cu in percent.
4. The calculation uses metal prices of US$3,000/oz gold, US$60/oz silver and US$5.25/lb copper, with assumed recoveries of 95%, 92% and 85%, respectively. Copper is included in AuEq where the intercept's copper grade is 0.04% or higher. A dash ( - ) in the copper column indicates a grade below 0.04%.
5. Recovery assumptions are based on metallurgical results announced on October 17, 2023, April 11, 2024, October 3, 2024 and August 25, 2026.

Apollo Shallow Halo Zone: New Precious Metal Discovery
3 Drill Rigs Turning
N
Pad 19
75.45m @ 1.63 g/t AuEq from 22.50m
(0.62 g/t Au, 47 g/t Ag) (APC-100D)
301.90m @ 1.15 g/t AuEq from 61.70m
(0.89 g/t Au, 12 g/t Ag) (OLCC-3)
10.25m @ 11.68 g/t AuEq from 73.00m
(8.89 g/t Au, 142 g/t Ag) (OLCC-4)
52.10m @ 0.33 g/t AuEq from 88.20m
(0.16 g/t Au, 9 g/t Ag)
APC-164D
Pad 35
Pad40
270m Extension
OPad6
APC-182
71.20m @ 2.53 g/t AuEq from surface
(0.75 g/t Au, 87 g/t Ag) (APC-165)
56.00m @ 1.92 g/t AuEq from 12.80m
(0.30 g/t Au, 79 g/t Ag) (APC-169D)
Shallow Halo Zone "SHZ"
OPad1
APC-179
APC-178
UNTESTED
550m Halo Target Extension
135.15m @ 2.12 g/t AuEq from 21.30m
(0.28 g/t Au, 90 g/t Ag, 0.10% Cu)
38.50m @ 0.27 g/t AuEq from surface
(0.18 g/t Au, 4 g/t Ag)
15.50m @ 0.79 g/t AuEq from 101.90m
(0.61 g/t Au, 9 g/t Ag)
116.55m @ 0.34 g/t AuEq from 205.00m
(0.21 g/t Au, 7 g/t Ag)
MR Pit Outline
Pad 31
80.20m @ 0.73 g/t AuEq from 13.60m
(0.36 g/t Au, 19 g/t Ag)
11.55m @ 0.53 g/t AuEq from 122.75m
(0.39 g/t Au, 7 g/t Ag)
24.05m @ 0.40 g/t AuEq from 145.80m
(0.22 g/t Au, 7 g/t Ag)
Apollo Breccia at its largest dimensions projected to surface
64.85m @ 0.61 g/t AuEq from 49.10m
(0.42 g/t Au, 10 g/t Ag)
Pad 38
UNTESTED
163.95m @ 0.47 g/t AuEq from 8.60m
(0.34 g/t Au, 7 g/t Ag)
107.45m @ 0.48 g/t AuEq from 46.90m
(0.30 g/t Au, 9 g/t Ag)
APC-175
APC-176
APC-177
Legend
New Assay Result
Previously Announced
AuEq (g/t)
> 30
10 - 30
5 - 10
1 - 5
< 1
Pad 18
Pad 3
UNTESTED
Pad 11
0
200
Meters
Pad 27

Figure 1: Plan View of the Apollo Deposit Highlighting the Shallow Halo Zone and the Drill Holes Announced in this Release

Figure 2: Drill Core Tray Photo Highlighting Silver Mineralization in the Transition Zone Within a Core Section from Hole APC-182

Apollo Deposit Infill Results (See Table 2)

Seven holes were drilled from Pad19, Pad34, Pad36 and Pad41 at orthogonal angles to the mineralization with the objective of infilling gaps in the Mineral Resource block model across elevations ranging from 1,000 masl to 1,500 masl. The holes successfully confirmed expected grades in the Mineral Resource model with assay results as follows:

•	47.10m @ 1.41 g/t AuEq from 885m below surface (APC150-D2) and 3.70m @ 5.90 g/t AuEq from 992m below surface and 1.30m @ 6.50 g/t AuEq from 1,004m below surface and
•	33.25m @ 1.05 g/t AuEq from 880m below surface (APC150-D3) and 14.15m @ 1.40 g/t AuEq from 1,064m below surface and 26.50m @ 1.05 g/t AuEq from 1,096m below surface and
•	1.20m @ 3.67 g/t AuEq from 448m below surface (APC-164D) and
1.05m @ 4.16 g/t AuEq from 500m below surface and
2.90m @ 3.59 g/t AuEq from 699m below surface and
9.60m @ 4.43 g/t AuEq from 787m below surface and
•	1.75m @ 3.06 g/t AuEq from 798m below surface (APC167-D2) and
1.00m @ 4.17 g/t AuEq from 918m below surface and
3.35m @ 5.22 g/t AuEq from 1,217m below surface and
2.00m @ 4.48 g/t AuEq from 1,232m below surface and
1.05m @ 9.52 g/t AuEq from 1,261m below surface and
1.25m @ 16.63 g/t AuEq from 1,303m below surface and
•	1.35m @ 7.96 g/t AuEq from 995m below surface (APC185-D1) and 15.80m @ 2.34 g/t AuEq from 1,034m below surface

APC164-D1 was an exploratory hole that failed to intersect any significant mineralization other than thin modest grading individual veinlets.

Table 2. Apollo Deposit Infill and Exploration Drill Results

Drill hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	AuEq (g/t)*
APC150-D2	20.35	67.45	47.10	1.35	3	-	1.41
APC150-D2	237.50	241.20	3.70	5.67	12	-	5.90
APC150-D2	267.00	268.30	1.30	6.23	11	0.04	6.50
APC150-D3	62.70	95.95	33.25	1.00	2	-	1.05
APC150-D3	278.95	293.10	14.15	1.35	3	-	1.40
APC150-D3	311.30	337.80	26.50	1.01	2	-	1.05
APC-164D	455.55	456.75	1.20	1.23	126	-	3.67
APC-164D	501.65	502.70	1.05	1.87	118	-	4.16
APC-164D	698.90	701.80	2.90	2.65	46	0.05	3.59
APC-164D	786.30	795.90	9.60	4.11	16	-	4.43
APC167-D2	148.95	150.70	1.75	3.00	3	-	3.06
APC167-D2	279.85	280.85	1.00	3.79	16	0.07	4.17
APC167-D2	608.00	611.35	3.35	5.03	10	-	5.22
APC167-D2	625.70	627.70	2.00	4.18	13	0.06	4.48
APC167-D2	659.65	660.70	1.05	9.09	19	0.06	9.52
APC167-D2	705.15	706.40	1.25	16.20	22	-	16.63
APC-185D	NSV
APC185-D1	248.40	249.75	1.35	7.90	3	-	7.96
APC185-D1	303.25	319.05	15.80	2.12	11	-	2.34
APC164-D1	NSV

Notes

1. NSV = no significant values. Each reported interval is a separate intersection. Estimated true widths range from 60% to 100% of reported intervals. Grades are uncut.
2. *AuEq (g/t) = [(Au × 0.95) + (Ag × 0.020 × 0.92) + (Cu × 1.20 × 0.85)] ÷ 0.95, where Au and Ag are expressed in g/t and Cu in percent.
3. The calculation uses metal prices of US$3,000/oz gold, US$60/oz silver and US$5.25/lb copper, with assumed recoveries of 95%, 92% and 85%, respectively. Copper is included in AuEq where the intercept's copper grade is 0.04% or higher. A dash ( - ) in the copper column indicates a grade below 0.04%.
4. Recovery assumptions are based on metallurgical results announced on October 17, 2023, April 11, 2024, October 3, 2024 and August 25, 2026.

Trap System
Victory Target
Plutus Target
Apollo Deposit
Box Target
X Target
ME Target
N
Proposed Access Tunnel
Future Mine Infrastructure
3 Km Underground Exploration Adit
Legend
Major Mineralized System
Target
Discussed in this Release
Orion Target
1.75 Km
Aris Mining's multi-million ounce Marmato gold deposit. In construction with first gold pour expected in late 2026.
0
1000
Meters

Figure 3: Plan View of the Guayabales Project Highlighting the Apollo Deposit

About Collective Mining Ltd.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $1.4 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by Apollo, a large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten deposit that hosts a maiden Mineral Resource of 2.58 million ounces AuEq Indicated (37.0 Mt at a grade of 2.17 g/t AuEq) and 2.83 million ounces AuEq Inferred (48.2 Mt at a grade of 1.83 g/t AuEq). The Company's objectives at the Guayabales Project are to continue expansion and infill drilling at Apollo while advancing technical, environmental and permitting work across the project.

Management, insiders, a strategic investor and close family and friends own 45.2% of the outstanding shares of the Company and, as a result, are fully aligned with shareholders. The Company is listed on both Nasdaq and the TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J. Reading, Independent Consultant, is a Qualified Person as defined by National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information relating to the exploration results contained herein is accurate and has approved of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geologists (SEG).

The Mineral Resource and the scientific and technical information relating to the Mineral Resource contained in this news release were prepared by Ivor W.O. Jones, FAusIMM, P.Geo. (EGBC), an independent Qualified Person as defined by NI 43-101. Mr. Jones has verified the data underlying the Mineral Resource and has reviewed and approved the Mineral Resource information contained in this news release in the form and context in which it appears.

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2-meter intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole. Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru for copper, gold and silver assays, and multi-element ICP. ALS is an accredited laboratory which is independent of the Company. Gold assays are obtained by fire assay fusion with AAS finish on a 50g sample (Au-AA24). Any samples returning > 10 g/t were then reanalyzed by fire assay with gravimetric finish on a 50g sample (Au-GRA22). Copper and silver were assayed by inductively coupled plasma - Atomic Emission Spectroscopy (ICP-AES) and Mass Spectrometry (ICP-MS) following a 4-acid digestion. Samples were also analyzed for a suite of 48 elements with ME-MS61 plus mercury and a sequential copper leach analysis was completed on each sample with copper greater than 10,000 parts per million. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

For further information regarding the Apollo Mineral Resource, including the effective date, data verification, key assumptions, parameters and methods used to estimate the Mineral Resource, and related risks, see the Company's news release dated September 8, 2026 entitled "Collective Mining Announces Maiden Mineral Resource for its Apollo Deposit at the Guayabales Project".

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveCNL) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 30, 2026. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements. Readers should refer to the Risks section in the Company's Annual Information Form, dated March 30, 2026.

Cautionary Note to United States Investors

The Company is a Canadian issuer that reports its Mineral Resource information in accordance with NI 43-101 and the CIM Definition Standards, which differ from the mineral property disclosure requirements applicable to U.S. domestic issuers under Subpart 1300 of Regulation S-K ("S-K 1300"). As a foreign private issuer eligible to file reports with the U.S. Securities and Exchange Commission pursuant to the U.S.-Canada Multijurisdictional Disclosure System, the Company is not currently required to prepare its mineral property disclosure in accordance with S-K 1300. Accordingly, Mineral Resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies subject to S-K 1300, and there can be no assurance that Mineral Resources reported by the Company under NI 43-101 would be the same if prepared in accordance with S-K 1300.

SOURCE Collective Mining Ltd.

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%CIK: 0001953575

For further information: Investors and Media: Eduardo Cervantes, Vice President, Corporate Development & Investor Relations, Collective Mining Ltd., e.cervantes@collectivemining.com

CO: Collective Mining Ltd.

CNW 06:30e 15-SEP-26